Filed by Aegis Realty Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                                                and Deemed Filed
               Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934

                                              Subject Company: Aegis Realty Inc.
                                                  Commission File No.: 333-55973

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AT AEGIS REALTY                         AT THE FINANCIAL RELATIONS BOARD/BSMG WORLDWIDE
---------------                         -----------------------------------------------
Brenda Abuaf                            Joe Calabrese - General Info.  (212) 661-8030
Director of Shareholder Services        Maura Gedid - Analyst Info.  (212) 661-8030
(800) 831-4826


             AEGIS REALTY, INC. ANNOUNCES MAILING OF ANNUAL REPORT - DATE OF ANNUAL MEETING OF STOCKHOLDERS TO BE DETERMINED

NEW YORK, NY - May 2, 2001 - Aegis Realty Inc., ("Aegis"), (AMEX:AER) - Aegis Realty Inc. ("Aegis or the Company") today announced that it has mailed its 2000 annual report to all stockholders without the proxy statement and notice of annual meeting that have typically accompanied the Company's annual reports in the past. This year, neither the proxy statement nor the notice of annual meeting have been included with the annual report as Aegis has not yet determined the date of its annual meeting due to the impending acquisition transaction with P.O'B. Montgomery & Company ("P.O'B.").

The transaction has been unanimously approved by Aegis' Board of Directors, as well as by a Special Committee of Aegis' Independent Directors, and the Company originally expected to close the transaction in late Spring 2001, subject to the approval of Aegis' stockholders. Certain stockholders have raised concerns about the transaction. Aegis is currently considering those concerns and is engaged in discussions with P.O'B. which may or may not result in material changes to the transaction as previously announced. The P.O'B. transaction is subject to the approval of Aegis' stockholders and customary conditions. No assurances can be given that the transaction will close nor is there any assurance that the transaction will be restructured, or if restructured that it will address the previously expressed concerns of certain stockholders. The outcome of these discussions may impact the content of the filings to be made with the Security and Exchange Commission ("SEC"). Once the proxy materials are filed with, and reviewed by, the SEC, a meeting to vote on the transaction will be announced and proxy materials will be mailed to stockholders.

Aegis Realty, a geographically diversified real estate investment trust, has property holdings in 15 states. The Company's current portfolio includes direct or indirect interests in 28 neighborhood shopping centers, two garden apartment complexes and one participating Federal Housing Administration (FHA) co-insured mortgage loan.

The enclosed materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: trends and uncertainties in the general economic climate; the supply of and demand for shopping center properties; interest rate levels; the availability of financing and other risks associated with the development and acquisition of properties; the failure of Aegis stockholders to approve the consolidation and the risk that the businesses will not be integrated successfully. Additional factors that could cause Aegis' results to differ materially from those described in the forward-looking statements can be found in the 2000 Annual Report on Form 10-K. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Company's expectations with regard thereto or change in events, conditions or circumstances on which any such statement is based.

AEGIS PLANS TO FILE A PROXY STATEMENT WITH THE SEC IN CONNECTION WITH THE ABOVE-DESCRIBED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE



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PROXY STATEMENT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY
STATEMENT AND OTHER DOCUMENTS FILED BY AEGIS WITH THE SEC MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE (http://www.sec.gov).

AEGIS, AND ITS DIRECTORS AND OFFICERS, AND THE ADVISOR, AND THE DIRECTORS AND OFFICERS OF ITS SOLE GENERAL PARTNER, MAY BE DEEMED TO BE "PARTICIPANTS" IN THE SOLICITATION OF PROXIES FROM AEGIS STOCKHOLDERS IN CONNECTION WITH THE TRANSACTION. THESE POTENTIAL PARTICIPANTS HAVE INTERESTS IN THE TRANSACTION, SOME OF WHICH COULD DIFFER FROM THOSE OF AEGIS STOCKHOLDERS GENERALLY. INFORMATION ABOUT THE DIRECTORS AND OFFICERS OF AEGIS AND THE GENERAL PARTNER OF THE ADVISOR, INCLUDING SUCH INDIVIDUALS' OWNERSHIP OF AEGIS SHARES, IS SET FORTH IN THE PROXY STATEMENT FOR AEGIS' 2000 ANNUAL MEETING OF STOCKHOLDERS (AND IS AVAILABLE AT THE SEC WEBSITE LISTED ABOVE). INVESTORS AND SECURITY HOLDERS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH POTENTIAL PARTICIPANTS BY READING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE.